QuickLinks -- Click here to rapidly navigate through this document

[COOLEY GODWARD KRONISH LLP LOGO]

JAMES F. FULTON, JR.
(650) 843-5103
fultonjf@cooley.com

November 5, 2007

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler Ms. Suzanne Hayes Ms. Sonia Barros Ms. Vanessa Robertson Mr. Mark Brunhofer
Re:
ARYx Therapeutics, Inc.
Amendment No. 3 to Registration Statement
Registration File No. 333-145813

Ladies and Gentlemen:

On behalf of ARYx Therapeutics, Inc. (the "Company"), we are transmitting for filing Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-145813 (the "Registration Statement"). We are sending copies of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the "Commission") on October 23, 2007, and will forward a courtesy package of these documents for the staff of the Commission (the "Staff"), in care of Ms. Barros.

The Amendment is being filed in response to comments received from the Staff, by letter dated October 29, 2007, with respect to the Registration Statement (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Liquidity and Capital Resources, page 55

1.
We note the disclosure related to the October 19, 2007 amendment to the Lighthouse loan agreement. Please revise to disclose the warrant issued to Lighthouse and explain how the number of shares issuable on exercise of the warrant increases as the amount borrowed increases. Similarly, revise the "Recent Sales of Unregistered Securities" to disclose this issuance of the warrant. Additionally, tell us why you believe the issuance should not be integrated with this offering.

In response to the Staff's comment, the Company has revised page 56 of the prospectus and Part II, Item 15 on Page II-3 of the Registration Statement.

In response to the last portion of the Staff's comment, the Company supplementally informs the Staff that it has analyzed the issuance of the subject warrant to purchase shares of the Company's Series E convertible preferred stock to Lighthouse Capital Partners ("Lighthouse") in light of the fact that the Company had filed the Registration Statement prior to the execution of definitive agreements related to the amendment to the Company's existing credit facility with Lighthouse to provide for up to an additional $9.0 million of financing at the Company's election (the "Loan Financing") under the Staff's no-action letters to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 27, 1992). A summary of the Company's analysis is set forth below.

In Black Box, the Staff was presented with the issue of whether a private placement of convertible debentures would be deemed to be part of, or integrated with, a concurrent initial public offering where (1) the issuer did not negotiate and execute definitive purchase agreements relating to the private placement prior to the filing of the registration statement for the IPO and (2) the convertible debentures were only to (a) a limited number of "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) or (b) not more than four "accredited investors" (within the meaning of Rule 501 under the Securities Act) in a transaction that would be a valid private placement if viewed separately. In its request letter to the Commission, Black Box posited its view that, if the nature of the convertible debenture purchasers is such that they are capable of fending for themselves and do not need the protections afforded by registration under the Securities Act, then no purpose is served by integrating the offering to such purchasers with the initial public offering. In its response, the Staff stated that:

  "The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company's proposed public common stock offering need not be integrated with the registered public offering. In reaching this position, the staff notes Black Box's representation that the Convertible Debenture transaction would be a valid private placement if viewed separately."

In Squadron, Ellenoff, the Staff confirmed that (1) the Staff's positions in the Black Box letter were not based on the financial condition of the company and (2) the position of the Staff with respect to integration of the Black Box offering would not have been different if common stock had been sold in both the public and private offerings.

In connection with the Loan Financing, the Company issued a warrant to purchase up to 46,666 shares of the Company's Series E convertible preferred stock (the "Warrant") to Lighthouse pursuant to the October 19, 2007 amendment to that certain Loan and Security Agreement No. 4521, dated March 28, 2005 by and between the Company and Lighthouse and that certain Warrant to purchase shares of Series E preferred stock, issued October 19, 2007 (collectively, the "Purchase Agreements"). Lighthouse was the sole purchaser of the Warrant in connection with the Loan Financing. Lighthouse represented to the Company that it was an "accredited investor" within the meaning of Rule 501 under the Securities Act. Neither the Company nor any person acting on the Company's behalf made any form of general solicitation or general advertising in connection with the Loan Financing. Lighthouse has served as a lender to the Company since March 2005 and the Warrant was issued as part of an extension of Lighthouse's pre-existing credit facility made available to the Company. Moreover, the Company's initial discussions with Lighthouse regarding the said amendment to the Company's credit facility providing for the issuance of the Warrant occurred as early as June 2007, significantly prior to the filing of the Registration Statement.

The Warrant issued to Lighthouse in connection with the Loan Financing constitutes a restricted security that cannot be sold without registration under the Securities Act or an exemption therefrom, and the Company exercised reasonable care to assure that Lighthouse was not an underwriter within the meaning of Section 2(11) of the Securities Act. In particular, (a) Lighthouse represented to the Company that (i) it was acquiring the Warrant for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof and (ii) such Warrant and the underlying shares of Series E convertible preferred stock and common stock (together, the "Conversion Shares") are not registered under the Securities Act and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available and (b) the certificate representing Conversion Shares issued to Lighthouse upon exercise of the Warrant would bear a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on transferability and sale.

The Company believes that the issuance to Lighthouse of the Warrant constitutes a valid private placement considered separately from the public offering. Together with the foregoing analysis under Black Box and Squadron Ellenoff, the Company believes that the issuance of the Warrant in the Loan Financing, and the issuance of Conversion Shares upon the exercise of the Warrant, should not be integrated with the Company's pending public offering of common stock.

Please do not hesitate to contact me if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ JAMES F. FULTON, JR.

James F. Fulton, Jr.

cc:
Paul Goddard, Ph.D., ARYx Therapeutics, Inc.
John Varian, ARYx Therapeutics, Inc.
Bruce K. Dallas, Esq., Davis Polk & Wardwell
Michael Hildreth, Ernst & Young LLP

QuickLinks

  VIA EDGAR AND COURIER